328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	May 15, 2009
For Immediate Release	NR#09-14

MAG SILVER REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, B.C…MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG”) announces the Company’s unaudited financial results for the three month period ended March 31, 2009.  For complete details of the First Quarter Interim Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (http://idea.sec.gov).

The Company’s cash position at March 31, 2009 remained strong at $43.9 million.  All amounts herein are reported in Canadian dollars unless otherwise specified.  The Company’s cash is all invested with the Royal Bank of Canada in guaranteed investment certificates or in an interest bearing current account.

The Company holds 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) which in turn holds and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The Company is a party to a Shareholders Agreement with Peñoles S.A. de C.V. (“Peñoles”) which holds the other 56% of Minera Juanicipio through its majority interest in Fresnillo plc, a U.K. domiciled subsidiary company listed May 9, 2008 by way of an IPO on the London Stock Exchange.

On December 1, 2008, the Company was advised of the intention of Fresbal Investments Ltd., a subsidiary of its joint venture partner, Fresnillo plc, to make an unsolicited take-over bid for all of the Company's outstanding common shares not currently held by Fresnillo and its affiliates at an offer price of US$4.54 cash per share. Fresnillo, an insider by virtue of its approximately 19.8% interest in the Company, triggered the requirement for a formal valuation by an independent valuator under the supervision of an independent committee of the Company's board of directors.  On February 1, 2009 the Company announced that the valuation had been suspended after the independent committee determined that a proper valuation could not be completed without critical information which is in the sole possession or control of Fresnillo and which Fresnillo has refused or neglected to provide to the Company or the valuator.  This information relates to Fresnillo's publicly disclosed plans to develop the Juanicipio joint venture property, owned jointly by the Company (44%) and Fresnillo (56%), as part of its Fresnillo II regional mine development plan.

On May 8, 2009 the Company announced that it has delivered a formal application for a hearing before the Ontario Securities Commission to compel Fresnillo to produce the critical information required to complete the valuation. The Company has also asked the Ontario Securities Commission to enjoin Fresnillo from proceeding with its announced "take-under" bid if Fresnillo refuses to comply with any document production order so as to finally put an end to this take-over bid threat that has persisted since December 2008

On May 8, 2009 the Company also announced that it had filed a formal request for arbitration with the International Court of Arbitration of the International Chamber of Commerce.  The Company is seeking urgent relief on the grounds that Fresnillo is attempting to acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the shareholders agreement governing the Juanicipio joint venture.  The Company is also seeking relief in relation to other alleged violations by Fresnillo as operator under the shareholders agreement.

The Company reiterates that it is taking the above actions to compel Fresnillo to comply with its legal and contractual obligations to the Company and its minority shareholders which exist to ensure the fair and equitable treatment in a change of control transaction.  These actions are directed exclusively at enabling the minority shareholders of the Company to properly assess any bid by Fresnillo to acquire control of the company.  Fresnillo, an insider of the Company, should not be permitted to use its informational advantage opportunistically to acquire MAG (and its interest in the Juanicipio joint venture) at a price that does not reflect fair value and that ignores or hides the distinctive material benefits that will accrue to Fresnillo if it succeeds in acquiring the Company.

Fresnillo has advised the Company that its 44% share of planned 2009 expenditures for Minera Juanicipio will be US $1.98 million.  To March 31, 2009 the Company has contributed approximately $8.2 million to Minera Juanicipio.  At the time of writing four drilling rigs are active on the Juanicipio property conducting a 25,000 metre program including a definition program on the Valdecañas Vein, a follow up program on the Juanicipio Vein, and an 8,000 metre proposed drill program for 2009 for the Encino Vein.

Accounts receivable at March 31, 2009 totalled $3,307,338 while accounts payable and accrued liabilities amounted to $4,096,476.  Accounts receivable were comprised primarily of value added taxes repayable to the Company in Mexico.  Accounts payable were due mainly for drilling conducted on the Company’s Mexican projects other than the Juanicipio property.  The Company spent $7,259,896 on the exploration of these projects during the period as compared to $2,594,765 for the same period in 2008.  From the total an amount of $5,305,652 related to drilling on five projects where the Company holds rights to a 100% interest; Lagartos SE -$1,481,430; Sierra de Ramirez - $905,877; Salemex - $624,790; Nuevo Mundo - $174,522; and $2,119,033 for drilling at Cinco de Mayo alone, where exploration activities continue property wide.  The Company currently has 2 drill rigs turning on Cinco de Mayo, and one drilling at Largartos South East.

The Company’s loss for the three months ended March 31, 2009 amounted to $5.2 million or $0.10 per share as compared to $2.8 million or $0.06 per share for the same period last year.  The loss for the three months ended March 31, 2009 includes the write off mineral property acquisition costs and deferred exploration costs in the amount of $3,150,255 ($1,169,411 for the same period in 2008).  General overhead and administration costs for the period amounted to $2.1 million ($832,595 for the same period in 2008).  This included increased legal costs at $625,473 ($71,100 in 2008), proxy solicitation costs of $203,859 (nil in 2008) and $233,077 for shareholder relations expense (2008: $79,284) and travel costs resulting from efforts to deal with  Fresnillo’s intended hostile bid as described above.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on NYSE Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Frank R. Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .